Exhibit 99.2

Evan J. Smith (SBN242352)

BRODSKY & SMITH, LLC

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Telephone: (877) 534-2590

Facsimile: (310) 247-0160

esmith@brodskysmith.com

Attorneys for Plaintiff

[Additional Counsel Appears on Signature Page]

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

DAVID KALT, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

GIGAMON INC., PAUL A. HOOPER, ARTHUR W. COVIELLO, JR., JOAN A. DEMPSEY, TED C. HO, JOHN H. KISPERT, PAUL J. MILBURY, COREY M. MULLOY, MICHAEL C. RUETTGERS, ROBERT E. SWITZ, DARIO ZAMARIAN, GINSBERG HOLDCO, INC., GINSBERG MERGER SUB, INC., and ELLIOTT MANAGEMENT CORPORATION,

Defendants.

CASE NO.: CLASS ACTION CLASS ACTION COMPLAINT FOR VIOLATIONS OF SECTIONS 14(a) AND 20(a) OF THE SECURITIES EXCHANGE ACT OF 1934 JURY TRIAL DEMAND

Plaintiff David Kalt (“Plaintiff”), individually and on behalf of all others similarly situated, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.    Plaintiff brings this class action on behalf of the public stockholders of Gigamon Inc. (“Gigamon” or the “Company”) against Gigamon’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Section 14(a) and 20(a) of the Securities

Exchange Act of 1934, 15.U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9, arising out of the Board’s attempt to sell the Company to Elliott Management Corporation through its affiliate Ginsberg Holdco, Inc. and its wholly-owned subsidiary Ginsberg Merger Sub, Inc. (collectively “Elliott”).

2.    Defendants have violated the above-referenced Sections of the Exchange Act by causing a materially incomplete and misleading preliminary proxy statement (the “Proxy”) to be filed with the Securities and Exchange Commission (“SEC”) on November 13, 2017. The Proxy recommends that Gigamon shareholders vote in favor of a proposed transaction (the “Proposed Transaction”) whereby Gigamon is acquired by Elliott. The Proposed Transaction was first disclosed on October 26, 2017, when Gigamon and Elliott announced that they had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Elliott will acquire all the outstanding shares of common stock of Gigamon for $38.50 per share (the “Merger Consideration”). The deal is valued at approximately $1.6 billion.

3.    The Proposed Transaction does not adequately compensate Gigamon stockholders for their investment in the Company. Despite the stock trading as high as $60.35 less than one year before the Proposed Transaction was announced, and despite the analyses done by the Company’s own financial advisor, Goldman Sachs & Co. LLC (“Goldman Sachs”), finding an implied per share equity value for the Company as high as $50.00, the Board agreed to sell Gigamon for $38.50 per share.

4.    The Proxy describes the sales process as being driven by a Board desperate to sell the Company before its third quarter financial results are released, agreeing to the Proposed Transaction even after Elliott lowered its offer twice: once from $44.00 to $42.00 per share, then again to $38.00 per share. In the span of two weeks at the end of September, the Company apparently lost hundreds of millions of dollars in valuation, yet the Proxy is silent as to why.

5.    The Proxy is materially incomplete and contains misleading representations and information in violation of Sections 14(a) and 20(a) of the Exchange Act. Specifically, the Proxy contains materially incomplete and misleading information concerning the sales process, financial projections prepared by Gigamon management, as well as the financial analyses conducted by Goldman Sachs.

6.    For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction, including filing a definitive proxy statement (“Definitive Proxy”) with the SEC or otherwise causing a Definitive Proxy to be disseminated to Gigamon’s shareholders, unless and until the material information discussed below is included in the Definitive Proxy or otherwise disseminated to Gigamon’s shareholders. In the event the Proposed Transaction is consummated without the material omissions referenced below being remedied, Plaintiff seeks to recover damages resulting from the Defendants’ violations.

PARTIES

7.    Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Gigamon.

8.    Defendant Gigamon is a corporation organized and existing under the laws of the State of Delaware. The Company’s principal executive offices are located at 3300 Olcott Street, Santa Clara, California 95054. Gigamon common stock trades on NYSE under the ticker symbol “GIMO.” Gigamon develops software and applications for IT organizations, specifically programs that provide visibility into data-in-motion.

9.    Defendant Paul A. Hooper has been CEO and a director of the Company since December 2012. Hooper previously served as Gigamon’s vice president of marketing from July 2011 until December 2012.

10.    Defendant Arthur W. Coviello, Jr. has been a director of the Company since April 2017.

11.    Defendant Joan A. Dempsey has been a director of the Company since 2016.

12.    Defendant Ted C. Ho has been a director of the Company since 2014.

13.    Defendant John H. Kispert has been a director of the Company since 2013.

14.    Defendant Paul J. Milbury has been a director of the Company since 2014.

15.    Defendant Corey Mulloy has been a director of the Company since 2010.

16.    Defendant Michael C. Ruettgers has been a director of the Company since 2010.

17.    Defendant Robert E. Switz has been a director of the Company since 2015.

18.    Defendant Dario Zamarian has been a director of the Company since January 2017.

19.    Defendants Hooper, Coviello, Dempsey, Ho, Kispert, Milbury, Mulloy, Ruettgers, Switz and Zamarian are collectively referred to herein as the “Board.”

20.    Defendant Elliott Management Corporation is a hedge fund located at 40 W. 57th Street, New York, New York 10019.

21.    Defendant Ginsberg Holdco, Inc. is a Delaware corporation affiliated with Elliott Management Corporation.

22.    Defendant Ginsberg Merger Sub, Inc. is a Delaware corporation and is a wholly owned subsidiary of Ginsberg Holdco, Inc.

JURISDICTION AND VENUE

23.    This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9.

24.    Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

25.    Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) Gigamon maintains its primary place of business in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District; and (iv) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

CLASS ACTION ALLEGATIONS

26.    Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of Gigamon common stock and their successors in interest and/or their transferees, except Defendants and any person, firm, trust, corporation or other entity related to or affiliated with the Defendants (the “Class”).

27.    This action is properly maintainable as a class action for the following reasons:

(a)    The Class is so numerous that joinder of all members is impracticable. As of October 26, 2017, Gigamon had approximately 37.3 million shares outstanding.

(b)    Questions of law and fact are common to the Class, including, inter alia, the following:

(i)    Whether Defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

(ii)    Whether the Individual Defendants have violated Section 20(a) of the Exchange Act;

(iii)    Whether Plaintiff and other members of the Class would suffer irreparable injury were Defendants to file a Definitive Proxy with the SEC that does not contain the material information referenced above and the Proposed Transaction is consummated as presently anticipated;

(iv)    Whether Plaintiff and the other members of the Class would be irreparably harmed were the transaction complained of herein consummated; and

(v)    whether the Class is entitled to injunctive relief or damages as a result of Individual Defendants’ wrongful conduct.

(c)    Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d)    Plaintiff’s claims are typical of those of the other members of the Class.

(e)    Plaintiff has no interests that are adverse to the Class.

(f)    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g)    Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h)    Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

FURTHER SUBSTANTIVE ALLEGATIONS

A.    The Board Sells Gigamon For Too Little out of a False Sense of Desperation

28.    “Big data” is data that is large in volume, wide in variety, and/or swift in time between collection and analysis. Entities may find that their existing systems or infrastructure are no longer able to manage the amount of data they generate, or entities may need new ways to analyze their data. Gigamon develops software and applications for entities with big data issues, specifically intended to assist entities analyze their traffic and increase data security.

29.    At first glance, the Company’s 2017 financial performance appears to be disappointing. For example, in a press release issued on April 27, 2017, the Company reported its results for first quarter 2017. While the Company reported revenue of $69.6 million compared to $67.2 million for first quarter 2016, it reported a net loss of $2.2 million compared to net income of $3.0 million for first quarter 2016.

30.    The results for the second quarter were on par with those of the first quarter. In a press release issued on July 27, 2017, the Company reported revenue of $69.1 million, compared to $75.1 million for the second quarter 2016, and a net loss of $7.3 million compared to net income of $34 million for the second quarter of 2016 (which included a one-time tax benefit of $30.5 million).

31.    The third quarter showed some improvement. In a press release issued on October 26, 2017, the Company reported revenue of $79.2 million compared to $83.5 million for third quarter 2016, and net income of $2.2 million compared to $6.1 million for third quarter of 2016.

32.    While the financial results for 2017 appear disappointing, they are, in fact, part of an upward trajectory over the past five years. Revenues increased 221.4% between 2012 and 2016, while gross profits increased 235%:

	Fiscal Year Ended
	December 31, 2016	December 26, 2015	December 27, 2014	December 28, 2013	December 31, 2012
Consolidated Statement of Operations Data:
Revenue:
Product	$215,235,000	$152,734,000	$105,594,000	$101,717,000	$69,516,000
Service	$95,620,000	$69,241,000	$51,536,000	$38,578,000	$27,199,000
Total revenue	$310,855,000	$221,975,000	$157,130,000	$140,295,000	$96,715,000
Cost of revenue:
Product	$46,029,000	$38,878,000	$31,001,000	$26,103,000	$18,039,000
Service	$8,772,000	$6,917,000	$6,447,000	$4,727,000	$2,246,000
Total cost of revenue	$54,801,000	$45,795,000	$37,448,000	$30,830,000	$20,285,000
Gross profit	$256,054,000	$176,180,000	$119,682,000	$109,465,000	$76,430,000
Operating expenses:
Research and development	$68,084,000	$49,571,000	$42,806,000	$42,067,000	$17,730,000
Sales and marketing	$122,661,000	$87,541,000	$76,063,000	$72,024,000	$39,359,000
General and administrative	$34,898,000	$27,459,000	$20,683,000	$25,575,000	$11,665,000
Total operating expenses	$225,643,000	$164,571,000	$139,552,000	$139,666,000	$68,754,000
Income (loss) from operations	$30,411,000	$11,609,000	($19,870,000)	($30,201,000)	$7,676,000
Interest income	$926,000	$446,000	$308,000	$95,000	$64,000
Other expense, net	($691,000)	($191,000)	($94,000)	($94,000)	($70,000)
Income (loss) before income tax benefit (provisions)	$30,646,000	$11,864,000	($19,656,000)	($30,200,000)	$7,670,000
Income tax benefit (provision)	$18,786,000	($5,678,000)	($21,134,000)	$20,663,000	($139,000)
Net income (loss)	$49,432,000	$6,186,000	($40,790,000)	($9,537,000)	$7,531,000

The Company’s growth between 2015 and 2016 is equally impressive, with revenue increasing 40% and gross profits increasing 45.3%.

33.    Gigamon’s stock price reflects a similar trajectory. At the beginning of 2015, Gigamon’s stock price closed at $17.85 per share. By the day the Proposed Transaction was announced, the stock price had increased 102.5% to close at $36.15 per share.

34.    The financial results for 2017 appear, at first glance, to be a disappointing outlier. Yet for the first nine months of 2017, the Company reported revenue of $217.8 million and gross profits of $176.8 million. Those results are in line with results from 2015, which saw revenue of $221.9 million and gross profits of $176.1 million. And according to the Company’s Class C projections, the Company was expected to bring in revenue of $314 million and gross profits of $256 million by the end of 2017. Between 2017 and 2021, according to the Class C projections, revenues are expected to increase approximately 106.3%, while gross profits are expected in increase approximately 101.5%.

(in millions)	Actuals					Management Projections
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Bookings	$249	$341	$344	$430	$516	$624	$707	$790	$858	$917	$968	$1,013
Revenue	$222	$311	$314	$400	$479	$569	$648	$726	$794	$854	$906	$952
Gross Profit	$178	$258	$256	$321	$383	$454	$516	$577	$629	$673	$712	$746
EBITDA (excl. SBC)	$48	$77	$55	$96	$117	$145	$178	$205	$228	$245	$260	$271
Unlevered Free Cash Flow (less SBC)	$29	$14	($9)	$66	$42	$66	$86	$104	$120	$132	$141	$148
Net Income (excl. SBC)	$29	$48	$32	$58	$71	$90	$116	$139	$156	$170	$179	$187

35.    Despite the Company’s success and expected growth, the Board entered into the Merger Agreement on October 26, 2017, agreeing to sell the Company for $38.50 per share.

36.    The Merger Consideration fails to adequately compensate Gigamon stockholders. Just eleven months before the Proposed Transaction was announced, the Company’s stock price closed as high as $60.35 per share.

37.    Even the analyses of the Company’s own financial advisors illustrate that the Merger Consideration may not be high enough. For example, Goldman Sachs’s Selected Transactions Analysis found an implied per share equity value as high as $53.00, while the Illustrative Present Value of Future Share Price Analysis found an implied per share equity value as high as $40.00.

38.    Despite the Company’s impressive growth and strong prospects for future growth, the Board appeared desperate to sell the Company. The Proxy states that in a meeting on September 21, 2017, the non-executive members of the Board “agreed that it would be in the best interests of the Company and its stockholders to seek to reach an agreement with Elliott on an acceptable sale price as soon as possible to mitigate the risks associated with lower-than-anticipated third quarter results.” At that time, Elliott had offered $42.50 per share, 10% more than the Merger Consideration.

39.    The Board’s decision to sell Gigamon to Elliott for $38.50 per share is suspect, given that Elliott stated its belief that Gigamon’s stock was undervalued in a Form SC 13D filed on May 8, 2017. The Merger Consideration is only 10% higher than Gigamon’s closing stock price of $35.00 per share on May 5, 2017, is less than the closing price of $41.20 on May 8, 2017 and is considerably lower than Elliott’s first offer of $44.00 to $46.00 per share on July 31, 2017. Even if the explanation provided in the Proxy were true, that there were “troubling signs of softening” in the third quarter and that the Company was then “performing at levels even below the Case C Projections,” the Company still expected to double its revenues over the course of the next five years.

40.    The Company reported its third quarter financial results in a press release issued on October 26, 2017. Revenues had decreased approximately $4 million compared to the third quarter of 2016, and the Company reported net income of $2.2 million compared to $6.1 million for the third quarter of 2016. That quarter, the Company had reported an increase of $5 million in operating expenses from the third quarter of 2016. Operating expenses had increased by almost $30 million in the nine months ended September 30, 2017 compared to the nine months ended October 1, 2016.

41.    The Company acknowledged in a Form 10-Q filed with the SEC on November 3, 2017, that a significant portion of its operating expenses were comprised of personnel costs. Stock-based compensation expenses were $40 million for the first nine months of 2017, compared to $28.9 million for the first nine months of 2016. That is, more than a third of the increase in operating expenses between the first nine months of 2017 and those of 2016 consisted of increased stock-based compensation expenses. This was part of a larger trend, as stock-based compensation and related payroll tax expenses had increased more than 1000% between 2012 and 2016, and the Company had more stock-based compensation expenses and related payroll tax expenses in the first nine months of 2017 than in all of 2016:

	Three Months Ended			Year Ended
	September 30, 2017	July 1, 2017	April 1, 2017	December 31, 2016	December 26, 2015	December 27, 2014	December 28, 2013	December 31, 2012
Cost of revenue	$352,000	$821,000	$708,000	$2,011,000	$1,940,000	$1,743,000	$3,496,000	$153,000
Research and development	$4,114,000	$5,863,000	$4,914,000	$13,270,000	$9,533,000	$8,523,000	$1,1467,000	$542,000
Sales and marketing	$3,233,000	$6,177,000	$4,005,000	$12,318,000	$9,792,000	$8,433,000	$1,1034,000	$893,000
General and administrative	$3,473,000	$3,932,000	$3,435,000	$12,401,000	$9,445,000	$6,780,000	$6,546,000	$2,011,000
Total	$11,172,000	$16,793,000	$13,062,000	$40,000,000	$30,710,000	$25,479,000	$32,543,000	$3,599,000

Approximately 17% of the Company’s total operating expenses for the third quarter 2017 consisted of stock-based compensation expenses, compared to more than 20% for total operating expenses for the nine months ended September 30, 2017.

42.    The continued increase in stock-based compensation expenses, and operating expenses generally, impacted whether the Company reported net income or net loss. Yet the Proxy does not mention whether the Board discussed the Company’s increasing operating expenses and stock-based compensation expenses, let alone whether the Board discussed strategies to stem the costs. Instead, the Board attempted to rush a sale to Elliott before third quarter results were released.

B.    Gigamon’s Officers Stand to Receive Benefits Unavailable to the Class

43.    The Proxy acknowledges that the Company’s executive officers have interests in the merger that may differ from those of the stockholders and may create conflicts of interest.

44.    Stock options, restricted stock and restricted stock units that have been awarded to and are held by Gigamon’s executive officers and directors will vest and be converted into the right to receive either the Merger Consideration or another amount. The treatment of these equity awards, in addition to benefits provided to executive officers through change in control severance agreements and a transition agreement with Helmut Wilke, will create a windfall for Gigamon’s executive officers that is unavailable to the common stockholders. As demonstrated in the following chart, the executive officers of Gigamon in total stand to receive up to $20.3 million, if they are let go without “cause” or resign for “good reason” after the Proposed Transaction closes:

Name	Cash	Equity	Perquisites/ Benefits	Total
Paul A. Hooper	$435000	$7858556	$24000	$8317556
Rex S. Jackson	$177500	$2767188	$12000	$2956688
Shehzad T. Merchant	$161500	$2745401	$12000	$2918901
Sachi Sambandan	$158000	$3189893	$12000	$3359893
Helmut G. Wilke	$165000	$2619742	$12000	$2769742

45.    The members of the Board and the executive officers stand to gain handsomely even if they stay on after the Proposed Transaction closes. In total, as demonstrated in the following chart, the executive officers and Board members will obtain more than $63.3 million:

Gigamon	Total Option Consideration	Total Share & Restricted Stock Consideration	Total Restricted Stock Unit Consideration
Gigamon Executive Officers
Paul A. Hooper	$6,531,795	$4,990,216
Rex S. Jackson		$962,500	$1,925,000
Shehzad T. Merchant	$742,477	$1,703,048	$1,609,302
Sachi Sambandan	$2,436,272	$1,438,399	$1,896,434
Helmut G. Wilke	$651,544	$1,891,544	$1,968,197
Paul B. Shinn	$1,183,976	$477,362	$1,352,544
Burney Barker	—		$2,117,500
Directors
Corey M. Mulloy	$356,817	$4,328,555	$195,657
John H. Kispert	$654,807	$455,725	$195,657
Ted C. Ho	$951,594	$12,982,431	$195,657
Paul J. Milbury	$637,327	$455,725	$195,657
Michael C. Ruettgers	$356,817	$4,428,925	$195,657
Robert E. Switz	—	$682,105	$347,386
Joan A. Dempsey	—	$152,383	$500,346
Dario Zamarian	—	$353,161	$427,928
Arthur W. Coviello Jr.	—	$37,807	$407,754

C.    The Preclusive Deal Protection Devices

46.    As part of the Merger Agreement, Defendants agreed to certain preclusive deal protection devices that ensure that no competing offers for the Company will emerge.

47.    By way of example, section 6.2(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting or encouraging the submission of an acquisition proposal. Section 6.1 demands that the Company cease and terminate all solicitations, discussions or negotiations with any party concerning an acquisition proposal. Nowhere in section 6 allows a “go-shop” period that would allow the Board to rightfully seek out a better offer for the company

48.    Despite already locking up the Proposed Transaction by agreeing not to solicit alternative bids, the Board consented to additional provisions in the Merger Agreement that further guarantee the Company’s only suitor will be Elliott. For example, pursuant to section 6.3(a) of the Merger Agreement, the Company must notify Ginsberg Holdco, Inc. of any offer, indication of interest, or request for information made by an unsolicited bidder. Thereafter, should the Board determine that the unsolicited offer is superior, section 7.1(c)(ii)(3) requires that the Board grant Ginsberg Holdco, Inc. four (4) business days to negotiate the terms of the Merger Agreement to render the superior proposal no longer superior. Elliott can match the unsolicited offer because, pursuant to this provision, the Company must provide Ginsberg Holdco, Inc. with the identity of the party making the proposal, the material terms of the superior proposal, and the most current version of the proposed agreement for the superior proposal eliminating any leverage that the Company has in receiving the unsolicited offer.

49.    In other words, the Merger Agreement gives Elliott access to any rival bidder’s information and allows Elliott a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Gigamon, because the Merger Agreement unfairly assures that any “auction” will favor Elliott and allow Elliott to piggy-back upon the due diligence of the foreclosed second bidder.

50.    In addition, pursuant to section 8.4(a)(ii) of the Merger Agreement, Gigamon must pay Ginsberg Holdco, Inc. a termination fee of $47.21 million if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

51.    Ultimately, these preclusive deal protection provisions restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Elliott’s inadequate offer price.

D.    The Materially Incomplete and Misleading Proxy

52.    The Individual Defendants owe the stockholders a duty of candor. They must disclose all material information regarding the Proposed Transaction to Gigamon stockholders so that they can make a fully informed decision whether to vote in favor of the Proposed Transaction.

53.    On November 13, 2017, Defendants filed the Proxy with the SEC. The purpose of the Proxy is, inter alia, to provide the Company’s stockholders with all material information necessary for them to make an informed decision on whether to vote their shares in favor of the Proposed Transaction. However, significant and material facts were not provided to Plaintiff and the Class. Without such information, Gigamon shareholders cannot make a fully informed decision concerning whether or not to vote in favor of the Proposed Transaction.

Materially Misleading Statements/Omissions Regarding the

Management-Prepared Financial Forecasts

54.    The Proxy discloses management-prepared financial projections for the Company which are materially misleading. The Proxy indicates that in connection with the rendering of Goldman Sachs’s fairness opinion, Goldman Sachs reviewed “certain internal financial analyses and forecasts for Gigamon prepared by its management, as approved for Goldman Sachs’ use by Gigamon, which are referred to herein as the Updated Case C Projections . . . .” Accordingly, the Proxy should have, but failed to, provide certain information in the projections that Gigamon’s management provided to the Board and Goldman Sachs.

55.    Notably, Defendants failed to disclose the financial projections provided by Gigamon’s management to and relied on by Goldman Sachs for the fiscal years 2017 to 2026, specifically: revenue (product and service), operating expenses (research and development, sales and marketing, and general and administrative), depreciation and amortization, EBIT, taxes, capital expenditures, changes in net working capital, stock-based compensation expense, any other items used in the calculation of unlevered free cash flow, shares outstanding, and earnings per share.

56.    The omission of stock-based compensation expenses from the financial projections is especially troubling.

57.    Without information about how stock-based compensation expenses were projected to impact the Company’s financial results in the future, stockholders cannot make an informed decision concerning the Company’s future prospects or, ultimately, on whether to vote in favor of the Proposed Transaction.

Materially Incomplete and Misleading Disclosures Concerning

Goldman Sachs’s Financial Analyses

58.    With respect to the Discounted Cash Flow Analysis, the Proxy fails to disclose the definition of “unlevered free cash flow” utilized by Goldman Sachs in its analysis. In addition, the Proxy fails to disclose the individual inputs and assumptions utilized by Goldman Sachs to derive the discount rate range of 16.5% to 18.5%. As well, the Proxy fails to disclose the range of implied terminal EBITDA multiples resulting from the analysis and the terminal year estimate of free cash flow to which the selected perpetuity growth rates were applied.

59.    With respect to the Illustrative Present Value of Future Share Price Analysis, the Proxy fails to disclose the specific inputs utilized by Goldman Sachs to compute the cost of equity of 16.5%. The Proxy also fails to disclose the separate implied values per share calculated by Goldman Sachs for each of 2018, 2019, and 2020.

60.    With respect to the Selected Precedent Transactions Analysis, the Proxy fails to disclose the objective selection criteria for each transaction, as well as the individual multiples for each transaction for EV/LTM revenue, EV/LTM EBITDA, EV/NTM revenue, P/NTM E and EV/NTM EBITDA.

61.    Finally, with respect to the Selected Companies Analysis, the Proxy fails to disclose the objective selection criteria for each company, as well as the individual multiples for each company for the five-year compound annual growth rate of earnings per share, NTM EV/EBITDA, growth adjusted NTM EV/EBITDA, NTM P/E and NTM P/E/G/ ratio.

Materially Incomplete and Misleading Disclosures Concerning the

Flawed Process

62.    The Proxy also fails to disclose material information concerning the sales process. For example, the Proxy fails to state whether the confidentiality agreements Gigamon entered into with 13 parties (other than Elliott) are still in effect and/or contain DADW standstill provisions that are presently precluding each and every one of these 13 parties from making a topping bid for the Company.

63.    The disclosure of the terms of any standstill provisions is crucial to Gigamon stockholders being fully informed of whether their fiduciaries have put in place restrictive devices to foreclose a topping bid for the Company. This information is especially important where, as here, the Proxy is silent as to whether any confidentiality agreements contained a standstill agreement and whether any standstill agreements have been waived. Two other parties had indicated interest in a transaction with Gigamon: Party A, whose last proposal on July 31, 2017 had a price range of $42 to $43 per share, and Party B, whose last proposal on July 31, 2017 had a price range of $40 to $41 per share. Yet the Proxy is silent as to whether Party A and Party B may now be foreclosed from making a superior proposal.

64.    In addition, section 6.1 of the Merger Agreement prohibits the Board from waiving any previously executed standstill agreement (the “Anti-Waiver Provision”). Whether the Board agreed to that provision knowing that agreements with Party A and Party B, or any other party, contained such a standstill agreement, must be disclosed to Gigamon stockholders before they decide on voting for or against the Proposed Transaction.

65.    Other aspects of the sales process have been omitted from the Proxy. For example, the Proxy fails to disclose the “statements and sentiments from other Gigamon investors” as sent via email on June 14, 2017 to Defendants Hooper and Mulloy from a representative of Elliott.

66.    The Proxy also fails to disclose whether the eight financial sponsors that had contacted Gigamon or Goldman Sachs as of June 20, 2017 were included in the sale process.

67.    In addition, the Proxy fails to disclose how the list of strategic partners and financial sponsors was created and who approved the parties to be contacted.

68.    The Proxy fails to disclose the nature of the customized information to be presented to strategic partners and whether such information was presented to strategic partners and, if so, which parties received that customized information.

69.    The Proxy fails to disclose the Board’s basis for agreeing on September 10, 2017 to pursue a transaction with Elliott before the third quarter ended when it had concluded on that same day that the Company would be valued higher than Elliott’s proposal of $42.00 per share if it achieved its expected financial results for the third quarter and full year and had been informed by Defendant Hooper that the Company’s third quarter financial results were expected to exceed the Company’s issued guidance.

70.    The Proxy fails to disclose the preliminary financial analysis of the Company as conducted by Goldman Sachs and discussed with the Board on June 20, 2017, August 25, 2017, September 10, 2017, and October 25, 2017.

71.    The Proxy also fails to disclose whether the Board discussed the Company’s increasing operating expenses and stock-based compensation expenses, and whether the Board discussed strategies to stem the costs.

72.    Finally, the Proxy fails to disclose the Board’s basis for deciding on October 5, 2017 that Elliott’s current offer price of $38.50 per share offered a better valuation of the Company than the earlier valuation ranges based on the Case B projections.

73.    This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, stockholders were not fully informed as to the defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process. And without all material information, Gigamon stockholders are unable to make a fully informed decision in connection with the Proposed Transaction and face irreparable harm, warranting the injunctive relief sought herein.

74.    In addition, the Individual Defendants knew or recklessly disregarded that the Proxy omits the material information concerning the Proposed Transaction and contains the materially incomplete and misleading information discussed above.

75.    Specifically, the Individual Defendants undoubtedly reviewed the contents of the Proxy before it was filed with the SEC. Indeed, as directors of the Company, they were required to do so. The Individual Defendants thus knew or recklessly disregarded that the Proxy omits the material information referenced above and contains the incomplete and misleading information referenced above.

76.    Further, the Proxy indicates that on October 26, 2017, Goldman Sachs reviewed with the Board its financial analysis of the Merger Consideration delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated October 26, 2017, to the effect that the Merger Consideration was fair, from a financial point of view, to Gigamon shareholders. Accordingly, the Individual Defendants undoubtedly reviewed or were presented with the material information concerning Goldman Sachs’s financial analyses which has been omitted from the Proxy, and thus knew or should have known that such information has been omitted.

77.    Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

On Behalf of Plaintiff and the Class Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9

78.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

79.    Defendants have filed the Proxy with the SEC with the intention of soliciting Gigamon shareholder support for the Proposed Transaction. Each of the Individual Defendants reviewed and authorized the dissemination of the Proxy, which fails to provide the material information referenced above.

80.    In so doing, Defendants made materially incomplete and misleading statements and/or omitted material information necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors of Gigamon, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a).

81.    Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that such communications with shareholders shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9.

82.    Specifically, and as detailed above, the Proxy violates Section 14(a) and Rule 14a9 because it omits material facts concerning: (i) management’s financial projections; (ii) the value of Gigamon shares and the financial analyses performed by Goldman Sachs in support of its fairness opinion; and (iii) the sales process.

83.    Moreover, in the exercise of reasonable care, the Individual Defendants knew or should have known that the Proxy is materially misleading and omits material information that is necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the Proxy states that Goldman Sachs reviewed and discussed its financial analyses with the Board during various meetings including on October 26, 2017 and further states that the Board relied upon Goldman Sachs’s financial analyses and fairness opinion in connection with approving the Proposed Transaction. The Individual Defendants knew or should have known that the material information identified above has been omitted from the Proxy, rendering the sections of the Proxy identified above to be materially incomplete and misleading.

84.    The misrepresentations and omissions in the Proxy are material to Plaintiff and the Class, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

On Behalf of Plaintiff and the Class against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

85.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

86.    The Individual Defendants acted as controlling persons of Gigamon within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Gigamon and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

87.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to the time the Proxy was filed with the SEC and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

88.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The Proxy at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of the Proxy.

89.    In addition, as the Proxy sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Proxy purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

90.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

91.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against the Defendants jointly and severally, as follows:

A.    Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representatives and his counsel as Class Counsel;

B.    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from filing a Definitive Proxy with the SEC or otherwise disseminating a Definitive Proxy to Gigamon shareholders unless and until Defendants agree to include the material information identified above in the Definitive Proxy;

C.    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the Proxy;

D.    In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

E.    Directing the Defendants to account to Plaintiff and the Class for all damages suffered as a result of their wrongdoing;

F.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

G.    Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: November 20, 2017		BRODSKY & SMITH, LLC

	By:	/s/ Evan J. Smith
Evan J. Smith (SBN242352)
9595 Wilshire Boulevard
Suite 900
OF COUNSEL:		Beverly Hills, CA 90212
Tel: (877) 534-2590
ROWLEY LAW PLLC		Fax: (310) 247-0160
Shane T. Rowley
Danielle Rowland Lindahl 50 Main Street, Suite 1000
White Plains, NY 10606
Tel: (914) 400-1920
Fax: (914) 301-3514

Attorneys for Plaintiff

Kalt v. Gigamon Inc. et al, Docket No. 3:17-cv-06672 (N.D. Cal. Nov 20, 2017), Court Docket

General Information

Court	United States District Court for the Northern District of California; United States District Court for the Northern District of California

Federal Nature of Suit	Securities/Commodities/Exchanges[850]

Docket Number	3:17-cv-06672